Exhibit 99.1

MERUS LABS INTERNATIONAL INC. ENTERS INTO A BOUGHT DEAL FOR GROSS PROCEEDS OF $60 MILLION

Toronto, April 13, 2015 - Merus Labs International Inc. (TSX:MSL) (NASDAQ:MSLI) ("MSL" or the "Company") has entered into an agreement with a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 19,672,200 common shares (the "Common Shares") of the Company at a price of C$3.05 per Common Share (the "Offering Price") for aggregate gross proceeds to MSL of C$60,000,210 (the "Offering").

The Company has also agreed to grant the Underwriters an over-allotment option to purchase an additional 2,950,830 Common Shares at the Offering Price, exercisable in whole or in part, for a period ending 30 days following the Closing Date. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the Offering will be C$69,000,242.

The Common Shares will be offered in the provinces of Ontario, Alberta, Manitoba and British Columbia by short form prospectus, and in such other jurisdictions, including the United States and in those jurisdictions outside of Canada and the United States which are agreed to by the Company and the Underwriters, where the Common Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

The Offering is expected to close on or about April 30, 2015 (the "Closing Date") and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the NASDAQ Stock Market.

The Company intends to use the net proceeds from the Offering for future growth, working capital and general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.

About Merus Labs International Inc.

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise in European and North American markets to optimize the value of underdeveloped pharmaceutical assets. The common shares of MSL trade on the Toronto Stock Exchange as ticker 'MSL' and on NASDAQ as ticker 'MSLI'. For more information visit our website at http://www.meruslabs.com/.

Forward Looking Information

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus' actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to complete future acquisitions and to integrate these acquisitions into its business, Merus' ability to complete future debt and/or equity financings required to complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

For further information please contact:

Merus Labs International Inc.

Tel: (416) 593-3725

Or contact our investor relations department at: info@meruslabs.com